Exhibit 21.1

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar/RXR Operating Partnership, LP	Delaware
1285 Investor NT-NSR, LLC	Delaware
RXR 721 Seventh Venture JV	Delaware
RXR 721 Seventh REIT LLC	Delaware
RXR 721 Seventh Funding Group LP	Delaware
RXR 11 Jane Venture JV	Delaware
RXR 11 Jane REIT LLC	Delaware
RXR 11 Jane Mezz Lender LLC	Delaware